

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Mr. Jorge Pablo Brito
Chief Financial Officer
Banco Macro S.A.
Sarmiento 447
City of Buenos Aires, Argentina

> **Re: Banco Macro S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-32827**

Dear Mr. Brito:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed an 8-A12B for the Class B ordinary shares on March 3, 2006. Therefore, it appears that you should be listing such shares on the Form 20-F as "Securities registered or to be registered pursuant to Section 12(b) of the Act." Please explain why you have not done so. In addition, please tell us how you concluded that there is a reporting obligation pursuant to Section 15(d) of the Act for the 9.75% junior subordinated bonds.

Item 4. Information on the Bank

B. Business Overview

Banking Regulation and Supervision

Limits for affiliated individuals, page 42

2. We note your disclosure on page 43 that the Central Bank has placed certain restrictions on financial institutions whose notes are rated below "BB" by a local rating agency. Please tell us whether your notes are currently rated above or below this threshold, and explain whether the restrictions apply to you. If they do, please revise future filings to note this fact, and include a discussion of how such restrictions impact your financial assistance granted to related parties. If applicable, please include a draft of your revised disclosures to be made in future filings in response to this comment.

Financial Statements

Note 33.2. Exposure to Argentine Public Sector and Private Securities

(a) Loans – Non-financial federal government sector, pages F-65-F-66

3. Please tell us and expand the note in future filings to provide all the disclosures required by ASC 310-30-50 with regard to loans and debts acquired with deteriorated credit quality.

(b) Government Securities, (c) Instruments issued by Central Bank of Argentina and (d) Securities in financial trust, pages F-66-F-69

4. Please tell us and expand the note in future filings to provide the disclosures required by ASC 320-10-50-6-8 with regard to investments in an unrealized loss position at 12/31/12 and 12/31/11. In addition, state the basis on which the cost of a security sold was determined pursuant to ASC 320-10-50-9 (b).

Note 33.4 Allowance for Loan Losses, pages F-69-F-78

5. Please tell us and expand the note in future filings to provide the following information:

- The basis of accounting for loans pursuant to ASC 310-10-50-2 (a)

- The accounting policies for off balance sheet credit exposures pursuant to ASC 310-10-50-9 &10

- The amount of foreclosed and repossessed assets pursuant to ASC 310-10-50-11

- A discussion of the risk characteristics relevant to each portfolio segment pursuant to ASC 310-10-50-11B (a) (2)

- A description of the policy for charging off uncollectible financing receivables pursuant to ASC 310-20-50-11B (b)

- By portfolio segment, qualitative information about how modifications/defaults are factored into the determination of the allowance for credit losses pursuant to ASC 310-10-50-33 and 34 (b)

<u>Note 33.4 c. 1 Troubled Debt Restructuring, pages F-74-F-75</u>

6. Please tell us and expand the detail of restructured loans to clearly identify in future filings both accruing and non-accruing troubled-debt restructured loans by loan category. In addition, tell us and clearly identify troubled-debt restructured loans in Note 33.4 d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,
/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney